Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

July 15, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Matthew Derby
Claire DeLabar
Robert Littlepage

Re:	OneStream, Inc.
Registration Statement on Form S-l
Filed June 28, 2024
CIK No. 0001889956

Ladies and Gentlemen:

On behalf of our client, OneStream, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 9, 2024, relating to the above-referenced Registration Statement on Form S‑1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting via EDGAR this letter and filing an amendment to the Form S-1 (the “Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings below (which are references to the Registration Statement filed June 28, 2024), all page references herein correspond to the pages of the Form S-1.

Registration Statement on Form S-1 Filed June 28, 2024

Key Metrics, page 108

1.
We note that you present Key Metrics and non-GAAP measures prior to your discussion of GAAP results and financial condition. Please revise MD&A to balance the presentation to discuss GAAP measures prior to your discussion of Key Metrics and Non-GAAP measures. See the Division's C&DI on non-GAAP financial measures, Question 102.10(a) for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 123-125.

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U.S. Securities and Exchange Commission

July 15, 2024

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (206) 883-2563 or vnilsson@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Victor Nilsson
Victor Nilsson

cc:	Thomas Shea, OneStream, Inc.
Holly Koczot, OneStream, Inc.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.
Tad J. Freese, Latham & Watkins LLP
Sarah B. Axtell, Latham & Watkins LLP